UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006

GRUPO AEROPORTUARIO DEL PACIFICO S.A. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

RESOLUTIONS ADOPTED AT THE EXTRAORDINARY SHAREHOLDERS’ MEETING

GRUPO AEROPORTUARIO DEL PACIFICO, S.A. DE C.V.

Guadalajara, Jalisco, Mexico, October 30, 2006 - Grupo Aeroportuario del Pacífico, S.A. de C.V. (NYSE:PAC; BMV:GAP) (“the Company” or “GAP”) today announced that at the Company’s extraordinary shareholder meeting that took place on October 27, 2006, the following resolutions were approved:

FIRST - The approval of the Company’s corporate by-laws in the terms granted in this session, according to the new Mexican Stock Exchange Regulations (“Ley del Mercado de Valores”).

SECOND - The appointment of José Manuel Rincón Gallardo Purón as president of the Auditing Committee.

THIRD - The appointment of Henry R. Davis Signoret as a new independent member of the Board of Directors, in substitution of Enrique Castillo Sánchez Mejorada.

Approval of the members of the Company’s board of directors, as appointed by the Nominations and Compensations Committee, consisting of the following members:

DIRECTORS	ALTERNATES
Carlos Laviada Ocejo	Vicente Emilio Alonso Diego
Demetrio Ullastres Llorente	Manuel García Buey
Javier Marín San Andrés	Rodrigo Marabini Ruiz
Don Eduardo Sánchez-Navarro Redo	Laura Diez Barroso Azcárraga

Francisco Javier Fernández Carbajal

Francisco Glennie y Graue

José Manuel Rincón Gallardo Purón

Luis Tellez Kuenzler

Augusto Sergio Paliza Valdez

Ernesto Vega Velasco

Henry R. Davis Signoret

NON–MEMBER SECRETARY

Roberto Martínez Guerrero

Under the assumption that the proposed independent member candidate was to accept the position and can prove that he is independent as per article 26 of the Mexican Stock Exchange Regulations (“Ley del Mercado de Valores”), he may be considered as independent member.

***

For more information please visit www.aeropuertos gap.com.mx or contact:

In Mexico	In the U.S.
Rodrigo Guzman, Chief Financial Officer	Maria Barona
Miguel Aliaga, Investor Relations Officer	Peter Majeski
Grupo Aeroportuario del Pacífico, S.A. de C.V.	i-advize Corporate Communications, Inc.
Tel: 01 (333) 8801100 ext 212/241	Tel: 212 406 3690
maliagag@aeropuertosgap.com.mx	gap@i-advize.com

Company Description:

Grupo Aeroportuario del Pacífico, S.A. de C.V. (GAP) operates 12 airports throughout the Mexican Pacific region, including the main cities such as Guadalajara and Tijuana, four tourist destinations in Puerto Vallarta, Los Cabos, La Paz and Manzanillo in addition to six other medium-size cities such as Hermosillo, Bajío, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, the shares of GAP were listed on the New York Stock Exchange under the symbol “PAC” and in the Mexican Stock Exchange under the symbol “GAP”.

This press communication may contain in the statements some estimates. These statements are non-historical facts and are based upon the current vision of the administration of GAP on the future economic circumstances, industry conditions, performance of the company and financial results. The words “anticipated”, “believes”, “estimates”, “expects”, “plans” and such other similar expressions, in connection with the Company, are intended to identify the estimations or expectations. The statements regarding the statement or payment of dividends, the implementation of the main operation and financial strategies and capital investment plans, the course of future operations and the factors or streams that affect the financial condition, cash flow for prompt payment or the results of operations are examples of the stated estimations. Such statements show the current vision of the management and are subject to several risks and possible future events. There is no guaranty that the expected events, streams or results will actually occur. The statements are based upon several assumptions and factors, including the general economic and market conditions, industry conditions and the operation factors. Any change in such assumptions or factors could cause the actual results to be materially different from the current expectations.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: October 31, 2006

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